Exhibit 14.1

CODE OF ETHICS

It is the policy of Hi-Tech Pharmacal Co., Inc. (“Hi-Tech” or the “Corporation”) that all directors, officers and employees (collectively “employees”), including without limitation, executive and senior personnel, adhere to and advocate the principles contained herein governing their professional and ethical conduct in the fulfillment of their responsibilities. This Code of Ethics covers a wide range of business practices and procedures, but cannot, and does not, cover every issue that may arise. Employees should use this Code of Ethics as a standard and a tool against which to measure their actions.

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest between personal, private interests and the interests of Hi-Tech and its stockholders. A conflict of interest may exist when an individual’s personal interest interferes with the interests of Hi-Tech. A conflict of interest may also arise when an employee or members of an employee’s family, receives improper personal benefits as a result of the employee’s association with the Corporation. Employees are prohibited from taking for themselves personally any opportunities that are discovered through use of the Corporation’s property or information. Employees owe a duty to the Corporation to advance the Corporation’s interests when the opportunity to do so arises.

•	Act in good faith, responsibly, with due care and diligence, without misrepresenting or omitting material facts or allowing independent judgment to be compromised. All of Hi-Tech’s books, records and financial statements must be accurately maintained in reasonable detail.

•	Discharge responsibilities with a view to causing all materials made public and all reports filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) or Nasdaq to contain information which is complete, fair, accurate, timely and understandable. Accordingly, each employee must promptly bring to the attention of the Corporation any and all material information of which the employee becomes aware and that affects the disclosures made by the Corporation in its public filings. In addition, each employee must promptly report to the Corporation, through channels established for such purpose, any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s financial reporting, disclosures or internal controls. Further, each executive officer and senior accounting staff must promptly bring to the attention of the Corporation any information regarding the design or operation of the Corporation’s internal controls which such person believes could adversely affect the Corporation’s ability to properly and timely record, process, summarize and report financial data.

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Refrain from using non-public information for personal gain. Employees may not use on-public information to effect purchases or sales in the Corporation’s stock nor may they inform others so that others may make purchases or sales of the

Corporation’s stock using information which is not generally known to the public. In addition, employees are prohibited from disclosing information which the Corporation treats as confidential, including information which the Corporation receives from outside parties.

•	Promote adherence to this Code of Ethics among peers and subordinates. Employees are encouraged to talk to appropriate personnel about observed illegal or unethical behavior. Employees are expected to fully cooperate in internal investigations of misconduct.

•	Comply fully and completely with all applicable governmental laws, rules and regulations and all applicable regulatory rules and guidelines, including SEC and Nasdaq rules and regulations.

Questions about this Code of Ethics should be immediately addressed to the Corporation’s Audit Committee or its designee. Suspected or actual violations of this Code of Ethics or any applicable governmental or regulatory agency rule or regulation must be immediately reported to the Corporation’s Audit Committee or its designee. Violations of this Code of Ethics will result in disciplinary action, which may include termination of employment.

The Corporation may waive application of this Code of Ethics, on a case-by-case basis, only when circumstances warrant granting such a waiver. Changes in, and waivers to, this Code of Ethics may be made only by the Corporation’s Audit Committee or the full Board of Directors. All substantive changes as well as waivers to this Code of Ethics for directors, executive officers and all senior accounting personnel, must be properly disclosed as required pursuant to applicable laws and regulations.

This Code of Ethics is not intended to, and does not constitute an employment contract or assurance of continued employment, and does not create any rights in any employee, client, supplier, competitor, stockholder or any other person or entity.